April 27, 2012

Pamela Long

SECURITIES AND EXCHANGE COMMISSION

Washington DC 200549

Re:	Dream Homes Limited
Amendment 4 to Registration Statement
File Number 333-176258

Dear SEC:

In response to your Comment Letter of April 16, 2012, and the submission of the 4th Amendment to the Registration Statement, filed April 25, 2012, please find the Company’s responses, keyed in order of the comment numbers:

1.	Please disclose here that investor funds will be immediately available to you and not returned under any circumstances during or after the offering.

Response: Done, as suggested.

2.	Please disclose here that you are not a blank check company and have no plans to engage in a business combination during or after this offering.

Response: Done, as suggested.

3.	Since it appears that Dream Homes’ website continues to remain under construction, please revise to make that fact clear.

Response: The ‘under construction’ aspect has been re-emphasized.

4.	Refer to comment 14 in our September 7, 2011 letter. As noted previously, the presentation throughout this section often suggests or implies that Dream Homes is a fully operational company rather than a development stage company. For example, refer to the third, seventh, eighth, eleventh, twelfth, thirteenth, fourteenth, fifteenth, and sixteenth risk factors. Please revise to present information accurately and adequately on dream Homes as a development stage company rather than as a fully operational company.

Response: The tone of these risk factors has been shifted to show development state as opposed to operational.

5.	Refer to Comment 15 in our September 7, 2011 letter. As requested previously, provide prominent disclosure in a revised first risk factor that Dream Homes is a development stage company that has incurred cash and significant non-cash operating losses, has no revenue from the sale of homes, and has not begun its planned principal business operations.

Response: The first risk factor has been augmented to accomplish this disclosure.

6.	Notwithstanding the representations made in response to comments 18 and 23 in our September 7, 2011 letter that an additional risk factor concerning the note has been added, we are unable to locate the additional risk factor. Please also include the repayment of indebtedness in the use of proceeds table. Please revise.

Response: This risk of collection and the possible use of proceeds to retire this Note have been included in two separate risk factors.

7.	Refer to comment 20 in our September 7, 2011 letter. As requested previously, disclose in the twenty-second risk factor that no minimum amount is required to be raised and that investor funds will be accessed by the company immediately and will not be returned to the investors.

Response: Done, as suggested.

8.	Refer to comment 21 in our September 7, 2011 letter. As requested previously, specify in the twenty-fourth risk factor the percentage of the company’s outstanding common stock owned by its management and principal stockholders before and after the offering.

Response: This has been done, indicating that 59.25% of the company would still be controlled by management, even after a maximum offering.

9.	Refer to the first risk factor. Please clarify the statement “In addition, there can be additional legal costs associated with preparing all necessary filings … if the Company is not subject to the reporting reuiqrements of section 13 or 15(d) of the Securities Act.”

Response: This has been corrected, and the ‘not’ has been deleted.

10.	Refer to the ninth and tenth risk factors. Provide the basis for these statements:

•	“It is Management’s firm opinion that there currently exists, and will continue to exist for the foreseeable future, a vast market and demand from, consisting of homebuyers in New Jersey who have been unable to afford homes, and further that good quality speculative residential inventory which is presented to this market intelligently, will be readily absorbed.”

“We believe that private borrowings will become available to fund some of the acquisition-related capital needs, specifically including land purchases.”

Response: The citations for these statements have been referenced in the two risk factors, as provided in the Description of Business section, and are the NJ Housing Affordability Index, and the National Association of Home Builder, Housing Opportunity Index, with web sites provided. They are constantly updated and are available to the public.

11.	Refer to the fourteenth risk factor. We note the statement “Many of the states in which we build homes have lengthy statutes of limitations applicable to claims for construction defects.” Since Dream Homes has not begun its planned principal business operations to operate primarily in the southern New Jersey market, please revise.

Response: The statutes of limitation references have been modified to indicate that the company has plans to conduct business in multiple states, but the accuracy of the risk factor remains intact, as statutes of limitation in other states, if lengthier, will present a higher insurance risk and/or cost, and that additional time of exposure may allowed insured risks to become uninsured if a carrier providing coverage were to fail.

12.	Please reconcile the disclosure here of offering expenses of $50,000 with the disclosure on page 36 that you estimate these expenses to be $75,000.

Response: All expense estimates have been set to $50,000.

13.	In the biographical paragraphs of Mr. John Kennedy and Ms. April Martyn, disclose that Foxmoor Development Ltd is a related party. We note the disclosure on page 30 that Mr. Vincent C. Simonelli is president and sole director of Foxmoor Development Ltd.

Response: This has been done, as suggested.

14.	Refer to comment 26 in our September 7, 2011 letter. As requested previously, if Dream Homes relies on a third-party source for information included in the registration statement, disclose whether the source is available publicly, represents the most recently available data, and remains rreiliable. Further, we await receipt of copies of the third-party source material which is marked clearly to highlight the portion or section that contains this information and is cross-referenced to the appropriate location in the registration statement.

Response: The citations in the registration statement have been augmented with phrasing that indicates that they are publicly available at the coordinates provided, that they are up-to-date and recent, and that Company management believes them to be reliable. Copies of these resources are being provided under separate cover, and not via internet.

15.	Refer to comment 27 in our September 7, 2011 letter. As requested previously, file the code of ethics as an exhibit to the registration statement.

Response: Exhibit 14.1, the Code of Ethics, has been filed as an exhibit.

16.	Disclose whether Great Bay Little Egg LLC is a related party.

Response: The number of shares owned in the Company by the Little Egg LLC members has been identified.

17.	Refer to prior comment 29 in our September 7, 2011 letter. As noted previously, MD&A must contain appropriate and prominent disclosure of Dream Homes’ financial difficulties and Dream Homes’ viable plans to overcome these difficulties. Additionally, MD&A should include a reasonably detailed discussion of Dream Homes’ ability or inability to produce sufficient cash to support its operations during the 12 month period after the date of the financial statements. Please revise.

Response: This has been done, with plans inserted into the narrative.

18.	Revise the caption so that it reads “Results of Operations for the period from Inception, January 30, 2008 to December 31, 2011.”

Response: Done.

19.	Refer to comment 13 in our September 7, 2011 letter. As requested previously, delete the phrase “through this private placement memorandum” in the second paragraph.

Response: Done

20.	We have read your response to comment 31 in our letter dated September 7, 2011. Please amend your MD&A liquidity disclosure to discuss the covenants related to your note payable, why you are in default on the note, and consequences that you are subject to as a result of the default, regardless of the debtor’s intentions to collect or convert the note. If you received a waiver, please disclose that matter and the length of the extension.

Response: The disclosure has been updated to indicate that the note is currently in technical default, that no waiver of payment has been issued by the holder, but also that no demand for immediate payment has been received, and the Company is relying upon the offering to provide some relief from the indebtedness.

21.	We have read your response to comment 32 in our letter dated September 7, 2011. While you explain to us in your response letter how you intend to fund the purchase price of certain properties, this information belongs in the liquidity section of your filing. Please amend your filing to include the information included in your response letter and discuss whether being in default on other debt will impact the financing that you expect to receive for the purchase of these properties.

Response: A more expansive analysis of the impact of the unpaid note on the Company’s efforts to obtain additional funding, both with and without additional capital raised through this registration, has been added.

22.	Refer to the paragraph beginning with the phrase “With respect to the 4 lots in Little Egg Harbor.” We assume the phrase “In the case of Seaview Gardens” is inadvertent. Please revise.

Response: This phrase has been removed.

23.	Disclosure that Mr. Vincent C. Simonelli has developed, built, and marketed “over 100 100,000” square feet of commercial space since the mid-1990s is inconsistent with disclosure in the initial registration statement that Mr. Simonelli has developed, built, and marketed “over 100,00” square feet of commercial space. Please reconcile the disclosures.

Response: This has been corrected to “100,000 square feet.”

24.	Absent additional disclosure, it is unclear why the first five paragraphs are included in this section. Ensure that you have provided all of the disclosures required by Item 404 of Regulation S-K, including the name of any related person and the basis on which the person is a related party.

Response: Those paragraphs have been removed.

25.	Since there are no shares of preferred stock issued and outstanding and no shares of preferred stock are being offered under this registration statement, clarify what you mean by the statement “The shares of Preferred Stock issuable upon completion of the Offering will be fully paid and non-assessable, when issued in accordance with the terms of the Offering.”

Response: This has been amended to cite to Common Stock, not preferred.

26.	We note your response to comment 2 of our letter dated September 7, 2011. Please disclose that those offering your securities do meet the requirements of Rule 3a4-1 as well s your analysis for this determination.

Response: The persons offering the securities do meet the requirements of Rule 3a4-1: they are officers or employees of the Company, they are not statutorily disqualified under 3(a)(39), they are not compensated in connection with the sales of these securities, they are not now and have never been brokers or dealers in securities, and they meet the requirements of (a)4(ii), in that they are performing substantial duties for the Company at the end of the offering, they are not nor have been brokers or dealers within the preceding 12-month period, and they have not offered shares for sale for any other issuer in the preceding 12-month period.

27.	Please tell us under what circumstances your affiliates will be able to avail themselves of exemptions under Section 4(1) or Rule 144 as you state on page 37.

Response: A detailed explanation has been added.

28.	We note your response to comment 3 of our letter dated September 7, 2011 and that investors will be solicited primarily through personal contact, email, direct mailings, and investor meetings. Please disclose how those who might have an interest in purchasing shares will be identified before the contact methods described and provide us copies of any materials that you intend to use in this regard.

Response: An indication that persons will be either known to management or referred by officers, directors, employees or other persons related to the Company has been added. A copy of a sample letter to each potential investor expressing interest in the offering is attached as an exhibit to this correspondence.

29.	Please disclose that the person offering the securities on your behalf may be deemed to be an underwriter of this offering within the meaning of that term as defined in Section 2(11) of the Securities Act.

Response: Done.

30.	Disclosure that there were 15,350,000 shares of common stock outstanding as of December 31, 2011 is inconsistent with disclosures elsewhere in the registration statement that there were 15, 252,010 shares of common stock outstanding as of December 31, 2011. Please reconcile the disclosures.

Response: The numbers have been corrected to 15,252,010.

31.	Refer to comment 40 in our September 7, 2011 letter. As requested previously, clarify that the prospectus includes the material provisions of any contract or other document filed as an exhibit to the registration statement.

Response: This has been done as suggested.

32.	Refer to comment 47 in our September 7, 2011 letter. As requested previously, for any securities not publicly offered, name the persons or identify the class of persons to whom the securities were sold. Refer to the issuances as of January 31, 2008, April 30, 2008, September 30, 2012, and revise.

Response: The accreditation status, the means by which the recipients were identified and the times and issuance descriptions have been augmented to describe the classes of purchasers of these restricted securities.

33.	Disclosure that “As of January 31, 2008, Dream Homes has instituted an employee grant program…” is inconsistent with disclosure on page 33 and the response to comment 37 in our September 7, 2011 letter that there is no employee stock program. Please reconcile the disclosures and the representation.

Response: This has been deleted – there is no employee grant program.

34.	Since the undertaking required by Item 512(b) of Regulation S-K is inapplicable to the offering, please delete that undertaking in the penultimate paragraph.

Response: Deleted as suggested.

35.	The exhibit index indicates that exhibits 4.2, 10.2 and 10.6 are “filed with this Registration Statement.” Since no exhibits were filed with pre-effective amendment 2 to the registration statement on March 30, 2012 ore pre-effective amendment 3 to the registration statement on April 2, 2012, please revise.

Response: Corrected as requested.

36.	Refer to comments 51 and 57 in our September 7, 2011 letter. Exhibits 4.1 and 10.6 have not been filed as exhibits to the registration statement. Please file the exhibits with the next pre-effective amendment to the registration statement.

Response: Filed as requested.

37.	Two exhibits tagged as “2. EX-4” and “5. EX-10” in pre-effective amendment 1 to the registration statement filed on January 27, 2012, are not in compliance with the formatting requirements of the EDGAR system. Please file the exhibits in compliance with the formatting requirements of the EDGAR system with the next pre-effective amendment to the registration statement. If you require technical assistance, please contact EDGAR operations at the telephone number listed in the EDGAR filer manual.

Response: These exhibits have been re-filed, as requested.

38.	Refer to comment 50 in our September 7, 2011 letter. As requested previously, revise the exhibit index to indicate that exhibit 10.3 includes the agreement of sale and the amendment to the agreement of sale.

Response: This is actually an inaccurate request: Exhibit 10.6 is the amendment of Exhibit 10.3, and is identified as an amendment in the index.

39.	Please amend your filing to provide a consent from your independent accountant. Refer to Item 601 of Regulation S-K.

Response: Done

40.	Refer to comment 53 in our September 7, 2011 letter and the revised opinion filed with pre-effective amendment 1 to the registration statement on January 27, 2012. As noted previously, counsel must consent also to being named in the registration statement. Please advise.

Response: Done

41.	Refer to comment 54 in our September 7, 2011 letter. As requested previously, file the executed contract for sale of real estate as an exhibit to the registration statement.

Response: The original Exhibit 10.1 is a re-typed version of the poorly-copied, facsimile transmission of the agreement, filed for informational purposes in the retyped version. The signature page is identified as “/s/” with the signatories’ signatures identified, and with the Company maintaining a copy of the master document in its records. A copy of solely the signature page is attached to this Correspondence to show the poor image quality and the existence of the document.

42.	We note the response to comment 55 in our September 7, 2011 letter. No amendment to the contract has been filed as an exhibit to the registration statement. Further, if the contract has been amended to show the period expiring on December 31, 2011, it appears that the contract is no longer binding on the parties. Please revise the disclosure in the registration statement.

Response: The registration statement language has been amended to note that extensions are under negotiation, but no written agreement has yet been obtained.

43.	We note the response to comment 57 in our September 7, 2011 letter. No addendum to the agreement has been filed as an exhibit to the registration statement. Further, if the agreement has been amended to show the period expiring on December 31, 2011, it appears that the agreement is no longer binding on the parties. Please revise the disclosure in the registration statement.

Response: Exhibit 10.6 is the amendment to Exhibit 10.3

Respectfully,

DIETERICH & ASSOCIATES

/s/ Christopher Dieterich

Counsel to Dream Homes Limited

Sample Letter to Prospective Investor:

“Dear Investor:

Thank you for considering an investment in Dream Homes, Limited. Though we have known each other for a number of years (or) though you have been referred to me by [name of referring person known to me], it is required by federal law that you and I speak directly to afford you the opportunity to ask and questions that you may have about the company.

Please feel free to call me at 60.9693.881x102 or email me at vince@dreamhomesltd.com so that we can make arrangements to speak.

Again, thank you for your interest and I look forward to speaking with you.

Sincerely,

Vincent Simonelli

President”

SIGNATURE PAGE OF THE ORIGINAL SEAVIEW AGREEMENT (Exhibit 10.1)